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                              January 13, 2021

       Adam Brajer
       General Counsel
       CF Acquisition Corp. V
       110 East 59th Street
       New York, NY 10022

                                                        Re: CF Acquisition
Corp. V
                                                            Form S-1 filed
January 8, 2021
                                                            File No. 333-251971

       Dear Mr. Brajer:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed January 8, 2021

       Principal Stockholders, page 132

   1. We note your statement in footnote 2 to the table that the 600,000 private placement shares are not included
in the table because they cannot be voted or disposed of within 60 days. We note that the
private placement will close simultaneously with the offering, so it seems that the sponsor
will beneficially own the shares at that time. Please include these shares in the principal
stockholders table, or tell us why the sponsor does not acquire voting or dispositive
power within this timeframe.
       General

   2. We note disclosure on the cover page and elsewhere in the prospectus regarding your forward purchase
contract with the sponsor and its commitment to purchase one million units for $10 each, or
$10 million. Please disclose whether the company will receive any proceeds for the sale
of the additional 250,000 shares of Class A common stock under the forward purchase
contract.
 Adam Brajer
CF Acquisition Corp. V
January 13, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jorge Bonilla at 202-551-3414 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or Pam Long at 202-551-3765 with any other questions.



FirstName LastNameAdam Brajer                              Sincerely,
Comapany NameCF Acquisition Corp. V
                                                           Division of
Corporation Finance
January 13, 2021 Page 2                                    Office of Real
Estate & Construction
FirstName LastName